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Overview

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$0.00

Raised Of $30,000.00 Goal

| DAYS 0 | HOURS 0 | MINS 0 |

| **ROYALTIES** | **CLASS B UNITS** |
| SECURITY TYPE | TYPE OF SECURITY |

★ WATCH NOW | ASK A QUESTION

THE PITCH

The Project: 10 songs and 1 music video

All of us have a dream. This dream has been living in us ever since we can remember and no matter who or what tried to kill it, it continues to grow.

When I started out 10 years ago, I was just like any other young, aspiring folk singer songwriter in Nashville. Like every other great artist, I started out playing the small gigs, hoping that some A&R representative would be listening in the audience. Overtime, I built up my fanbase and played larger concerts, until finally I got the opportunity I was hoping for: a record label deal. Things were looking up, and I was following the path of the greats.

As my music began to evolve, I started to blend different genres into my music. It was no longer just purely folk, but a cross between folk and pop, like Lumineers meets Brandi Carlile. This is my sound, but it no longer fit the label's model. They did not know how to promote my music anymore and I knew that for this next album to be successful, I had to leave my label and do it my way.

So this album is my dream put to music. It's not about making songs fit some industry "formula." It is about the struggles I have had to endure as an artist, the lessons I have learned from them, and the importance of keeping faith that it will all work out in the end. It is a homecoming, a return to what made me fall in love with music in the first place and also a statement that there are multiple paths to pursuing your dreams.

Here is my "Little Dream."

SPOTIFY









Top tracks for Marie Miller

1	This Side Of Paradise	2:52
2	6'2	2:49
3	You're Not Alone	3:23
4	6'2 (Radio Mix)	2:48
5	Glitter Gold	4:12
6	Unconscious	3:47
7	Such A Shame	3:34
8	Lost at Sea	3:02
9	Two to One	3:15
10	Boardwalk	3:14

MEET MARIE!

Marie Miller

Music Artist

Marie Miller is a modern folk singer-songwriter who infuses folk, pop and country in her work. Her style of music is a blend of Brandi Carlile, the Lumineers and Drew Holcomb and the Neighbors. A 10 year veteran in the music industry, she has earned millions of digital streams and has toured with great acts such as Five For Fighting and Kris Allen. She has navigated the industry both as an independent artist and as a major label artist. After 10 years of working in the industry, Marie knows what it takes to make a great album and can't wait to share her new music in her newest album, "Little Dreams."

PROJECTED TIMELINE



May 2019
Finished recording first five songs for Little Dreams

July 2019

September 2019
Shoot acoustic music video

February 2020
Entire Little Dreams album will be released

June 2019
Little Dreams LLC was formed

August 2019
Finish recording last five for Little Dreams

October 2019
First song of the Little Dreams album is released (the rest of the songs will be released periodically up until February 2020)

TERM SHEET

Type of Security (what you are buying):

Class B Non Voting Units

Investors will recoup 100% of their initial investment from the Company's ("Little Dreams, LLC") aggregate distributions pro rata (according to units owned). Any remaining profits will be shared 40%/40%/20% between artist, investors, and Stampede Live respectively.

Fundraising Description

Round Type: Regulation CF

Security Type: Royalties

Round Size: $30,000

Duration of Royalty: 3 Years (Starting at album release date)

Price Per Unit $1.00

Minimum Investment: $10.00

Disclosure

How We Plan On Spending the Funds (in 000s)



INVESTOR Q&A

∧

How do you determine the total royalty percentage listed in the offering?

The securities being offered in this Regulation Crowdfunding raise have been determined by the Company as a direct ratio to the budget of the music album. The Company did not employ investment banking firms or other outside organizations to make an independent evaluation.

Why does the duration of my ∧ investment only last 3 years?

Typically, most albums and EPs' digital streaming and download royalties come within the first few years. Additionally, there are financial costs each time payments are made to investors. To maximize investor returns and minimize financial costs, we limit the time length of the deal.

How does the project make ∧ money?

You are investing in the digital sound recording rights for the Little Dreams album. The major digital platforms include Spotify, Apple Music, YouTube, etc. Typically, these platforms pay the master holders $3-$7 per 1000 plays. As an investor, you are getting a portion of these royalties based on your ownership stake pro-rata (according to shares owned).

What am I actually investing in?

You are investing in the sound recording royalty rights for a project. A royalty is a contractual right to receive a percentage of the overall revenue of the project. For music deals, you will be earning a portion of the project's overall revenues.

When/ how do I get paid?

If the Little Dreams album is

successful, you will receive an

annual royalty payout starting a

year after the release date of the

project. You will hold these

royalty rights for 3 years

depending on the specific terms

of the deal. This distribution will

be sent directly to the bank

account you added to your

Stampede Live account.

PAYOUT DISTRIBUTION EXAMPLE

How do I earn money?

To understand how payout distribution works, we have provided a theoretical
example. Please note that this is just for demonstration purposes and is not
reflective or promissory of the actual payout distribution for this deal.

Your initial capital contribution (investment): $1,000

Your units: 1,000

The payout distribution structure occurs as follows: Investors will recoup
100% of their initial investment from the Company's aggregate distributions
pro rata (according to units owned). Any remaining profits will be shared
40%/40%/20% between artist, investors, and Stampede Live respectively.

Year	Distribution	Total Investor Distribution	Your Distribution
1	$35,000.00	$32,000.00	$1,066.67
2	$20,000.00	$8,000.00	$266.67
3	$10,000.00	$4,000.00	$133.33
Total	$65,000.00	$44,000.00	$1,466.67

*Please note that this is just for demonstration purposes and is not reflective or promissory of the actual payout distribution for this deal.

Notes

Your overall earnings: $466.67

In year 1, the project has $35,000 in distributions. The first $30,000 will go to repaying the investors' initial capital contribution, making investors fully recouped. For the remaining $5,000, investors get 40% or $5,000 * 40% = $2,000. Therefore total investor profits are $2,000. For your distribution, you will recoup your initial $1,000 capital contribution from the first $30,000. Your earnings are calculated as $2,000 * 1,000/ 30,000 (total investor earnings * your shares/ total shares) = $66.67.

In year 2, the project has $20,000 in distributions. Investors have already recouped their initial capital contribution so total investor earnings are $20,000 * 40% = $8,000. Your earnings are calculated as $8,000 * 1,000/ 30,000 = $266.67.

In year 3, the project has $10,000 in distributions. Investors have already recouped their initial capital contribution so total investor earnings are $10,000 * 40% = $4,000. Your earnings are calculated as $4,000 * 1,000/ 30,000 = $133.33.

Summary: After 3 years, the project made $65,000, total investor earnings were $14,000, and your investment earnings were $466.67.

Please understand that this is just a theoretical example to help you understand how payouts work for this offering. We cannot guarantee that the project will be profitable and like any other investment, you could

lose some or even your entire investment. For example, let's say in year 1, there is $15,000 in distributions, which all goes towards repaying investors' capital contributions, and your share of this is $500. In year 2, there is $5,000 in distributions, which again means this all goes towards repaying investors' capital contributions, and your share would be $166.67. In year 3, there is $2,500 in distributions, which again means this all goes towards repaying investors' capital contributions, and your share would be $83.33. Therefore after 3 years, the project made $22,500, total investors recouped $22,500 out of their $30,000 investment, and you recouped $750 of your $1,000 investment.

Comments

MORE INFORMATION

Click here to view our business plan.

Click here to view our Form C (compliance documents) on the EDGAR website.

Click here to view our approved bad actor check report.

Little Dreams Explainer Video:

Marie Miller: "Hey everybody, this is Marie Miller and I am home in beautiful Virginia with my family and I am so excited to announce that I am making new music. I am releasing an album called Little Dreams. Many of you might know that I've actually left my record label and am making for the first time in a really long time exactly the kind of music that I want to make. To help me do that, I am partnering with a company called Stampede Live. Okay, and this company is amazing. Basically, what they do is they allow music lovers to partner as investors for particular projects like my project Little Dreams; giving the power back to the people. I cannot wait for you to hear this music. Come join me on this incredible journey."